Exhibit 99.2

COPERNIC INC.
360 Franquet Street, Suite 60
Québec, Québec G1P 4N3

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

NOTICE is hereby given that a special meeting (the “Meeting”) of shareholders (the “Shareholders”) of COPERNIC INC. (“Copernic”) will be held at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Quebec, Canada, H4Z 1E9, on October 25, 2010, at 10:00 am (EDT) for the following purposes:

1.
to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated September 27, 2010, as the same may be amended, and, if deemed advisable, to pass, with or without variation, a special resolution of the Shareholders, the full text of which is annexed to the accompanying management information circular (the “Circular”) as Schedule A, to approve an arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (“OBCA”) involving, amongst others, Copernic, N. Harris Computer Corporation and Comamtech Inc., all as more particularly described in the Circular; and

2.	to transact such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Particulars of the matters referred to in this Notice are set out in the attached Circular.

As required by the OBCA, a form of proxy is enclosed. If you are unable to be present personally at the Meeting and are a registered Shareholder, you are requested to complete, sign and return the enclosed form of proxy in the prescribed manner.

Non-registered Shareholders or Shareholders that hold their common shares of Copernic in the name of a “nominee” or “intermediary”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee or intermediary as to how to complete their form of proxy and vote their common shares. Non-registered Shareholders will have received the Circular in a mailing from their nominee or intermediary, together with the form of proxy or a voting instruction form. It is important that non-registered Shareholders adhere to the voting instructions provided to them by their nominee or intermediary.

DATED at Québec, Québec this 27h day of September, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF COPERNIC INC.

s/s David Goldman

David Goldman
Chairman of the Boar